SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM U-33-S

ANNUAL REPORT CONCERNING FOREIGN
UTILITY COMPANIES

Filed Under Section 33 (e) of the
Public Utility Holding Company Act of 1935,
as amended, for the fiscal year ended
December 31, 2004

Filed pursuant to the
Public Utility Holding Company Act of 1935 by

SEMPRA ENERGY
101 Ash Street
San Diego, California 92101

The Commission is requested to mail copies of all
communications relating to this Annual Report to:

M. Javade Chaudhri
Executive Vice President and General Counsel
Sempra Energy
101 Ash Street
San Diego, California 92101

          Sempra Energy, a California corporation ("Sempra"), is a public utility holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"), by order of the Securities and Exchange Commission (the "Commission"), pursuant to Section 3(a)(1) thereof. Sempra is the ultimate parent company of Southern California Gas Company ("SoCalGas"), San Diego Gas & Electric Company ("SDG&E"), Bangor Gas Company LLC ("Bangor") and Frontier Energy, LLC ("Frontier"). SoCalGas, SDG&E, Bangor and Frontier are the only subsidiary companies within Sempra's holding company system that are public utility companies.

          On behalf of SoCalGas, SDG&E, Bangor and Frontier and pursuant to Section 33 (e) of the Holding Company Act, Sempra hereby files with the Commission this Annual Report concerning Foreign Utility Companies on Form U-33-S for the fiscal year ended December 31, 2004.

          All terms used in this Annual Report shall have the same meanings as set forth in the Holding Company Act and the rules and regulations promulgated there under.

          Item 1 - Identification of Foreign Utility Companies.

          A. Sempra indirectly holds interests in Camuzzi Gas Pampeana S.A. ("Pampeana") and Camuzzi Gas del Sur S.A. ("Sur"), foreign utility companies having respective business addresses as follows:

Camuzzi Gas Pampeana S.A. Av. Alicia Moreau de Justo 240 3rd Floor (C1107AAF) Buenos Aires Argentina

Camuzzi Gas del Sur S.A. Av. Alicia Moreau de Justo 240 3rd Floor (C1107AAF) Buenos Aires Argentina

          Sempra's interests in Pampeana and Sur are held through Sempra Energy (Denmark-1) ApS ("Sempra Denmark"), an indirect wholly-owned subsidiary of Sempra. Sempra Denmark owns approximately 43.1% of the outstanding common stock of each of Sodigas Pampeana S.A. and Sodigas Sur S.A. that, in turn, respectively own approximately 86.1% of the outstanding common stock of Pampeana and 90% of the outstanding common stock of Sur. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

          Pampeana and Sur hold exclusive concessions from the Argentine Government to distribute natural gas in each of two contiguous regions of Argentina. Neither company derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither company nor any of its subsidiary companies is a public utility company operating in the United States of America.

          Pampeana derives most of its income from the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within the provinces of La Pampa and Buenos Aires (including certain portions of the metropolitan region of the city of Buenos Aires) in the Republic of Argentina. This region includes the cities of La Plata, Mar del Plata and Bahia Blanca.

          Sur derives most of its income from the distribution at retail of natural or manufactured gas to industrial, commercial and residential customers within the provinces of Neuquen, Rio Negro, Chubut, Santa Cruz and Tierra del Fuego and part of the Province of Buenos Aires in the Republic of Argentina.

          The respective facilities used by Pampeana and Sur for the distribution at retail of natural gas consist of distribution lines, meters, pumps, valves and pressure and flow controllers.

          B. Sempra indirectly holds a 100% interest in Distribuidora de Gas Natural de Mexicali, S. de R.L. de C.V ("DGN Mexicali"), a foreign utility company having its business address as follows:

Distribuidora de Gas Natural de Mexicali, S. de R.L. de C.V. Blvd. Venustiano Carranza No. 200 Colonia Plutarco Elias Calles 21390 Mexicali, Baja California Mexico

          Sempra's interest in DGN Mexicali is held through Sempra Energy México, S.A. de C.V. ("SEM") and Pacific Enterprises International Canada Ltd. ("PEI Canada"), each of which is an indirect wholly owned subsidiary of Sempra. SEM and PEI Canada own a 78.52% and 21.48% interest respectively in DGN Mexicali. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

          DGN Mexicali holds a permit from the Mexican government to build and operate a natural gas distribution system in Mexicali, Baja California. The system began distributing natural gas (primarily to commercial customers) in August 1997, and currently serves almost 13,500 businesses and households. DGN Mexicali does not derive any part of its income, directly, or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither it nor any of its subsidiaries is a public utility company operating in the United States. DGN Mexicali distributes natural gas to its customers via its pipeline facilities that include high-pressure steel pipelines and regulator stations, polyethylene distribution mains and service lines. Consumption is metered at each point of use at residential, commercial, and industrial sites. DGN Mexicali is currently awaiting Mexican regulatory approval of its merger with and into Ecogas Mexico S. de R.L. de C.V.

          C. Sempra indirectly holds a 100% interest in Ecogas Mexico S. de R.L. de C.V. (formerly known as DGN de Chihuahua, S. de R.L. de C.V. ("Ecogas"), a foreign utility company having its business address as follows:

Ecogas Mexico S. de R.L. de C.V. Avenida Tecnológico #4505 Colonia Granjas 31160 Chihuahua, Chihuahua Mexico

          Sempra's interest in Ecogas is held through SEM and PEI Canada, each of which is an indirect wholly owned subsidiary of Sempra. SEM and PEI Canada own a 69.11% and 30.89% interest respectively in Ecogas. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

          Ecogas holds a permit from the Mexican government to build and operate a natural gas distribution system in the city of Chihuahua, Mexico located in northern Mexico. Ecogas construction on the distribution system in late 1997 and currently serves approximately 57,000 businesses and households. Ecogas does not derive any part of its income, directly, or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither it nor any of its subsidiaries is a public utility company operating in the United States. Ecogas distributes natural gas to its customers via its pipeline facilities that include high-pressure steel pipelines and regulator stations, polyethylene distribution mains and service lines. Consumption is metered at each point of use at residential, commercial, and industrial sites. Ecogas is currently awaiting Mexican regulatory approval of its merger with DGN Mexicali and DGN de la Laguna-Durango, S. de R.L. de C.V. whereby the operations of the three companies will be combined.

          D. Sempra indirectly holds a 100% interest in DGN de la Laguna-Durango, S. de R.L. de C.V. ("DGN Laguna"), a foreign utility company having its business address as follows:

DGN de la Laguna-Durango, S. de R.L. de C.V. Prol. Monaco #100 Esq. Blvd. Constitución Col. El Tajito 27100 Torreón, Coahuila Mexico

          Sempra's interest in DGN Laguna is held through Sempra Energy Mexico, S.A. de C.V. and Sempra Energy International, each of which is an indirect wholly owned subsidiary of Sempra. Sempra Energy Mexico, S.A. de C.V. and Sempra Energy International own a 99.71% and 0.29% interest, respectively in DGN Laguna. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interests are held are indicated on Exhibit A to this Annual Report.

          DGN Laguna holds a permit from the Mexican government to build and operate a natural gas distribution system in the neighboring states of Coahuila and Durango in northern Mexico. DGN Laguna began construction on the distribution system in early 2000 and currently serves approximately 25,200 businesses and households. DGN Laguna does not derive any part of its income, directly, or indirectly, from the generation, transmission or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither it nor any of its subsidiaries is a public utility company operating in the United States. DGN Laguna distributes natural gas to its customers via its pipeline facilities that include high-pressure steel pipelines and regulator stations, polyethylene distribution mains and service lines. Consumption is metered at each point of use at residential, commercial, and industrial sites. DGN Laguna is currently awaiting Mexican regulatory approval of its merger with and into Ecogas.

          E. Sempra indirectly holds a 49.99% interest in Chilquinta Energía S.A. ("Chilquinta Energía"), a foreign utility company having its business address as follows:

Chilquinta Energía S.A. General Cruz No 222 Valparaíso, 2370139 Chile

          Sempra's interest in Chilquinta Energía is held indirectly through its indirect wholly owned subsidiary Sempra Energy International Holdings, B.V. in its capacity as manager for the Sempra Energy International Asociación en Participación. The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interest is held are indicated on Exhibit A to this Annual Report.

          Chilquinta Energía, together with its electric subsidiaries, derives its income primarily from the transmission and distribution of electric energy for sale to industrial, commercial and residential customers, either directly or through its holdings, in Chile. The companies also sell electric related services and generate a small amount of hydroelectric power.

          Chilquinta Energía distributes electricity primarily in the Quinta Region ("Region V"), which is located in central Chile, north and west of the capital, Santiago. It also has two subsidiaries that distribute electricity in Region VII, located about 320 miles south of Santiago. Chilquinta Energía and its subsidiaries collectively serve a total of almost 500,000 customers and in 2004 their distributed energy sales totaled 2,013 GWh. The facilities of Chilquinta Energía and its subsidiaries include approximately 320 miles of electrical transmission lines and 8,400 miles of electrical distribution lines.

          Chilquinta Energía also owns 99.99% of Energas S.A. ("Energas"), a Chilean company. Energas derives most of its income from the distribution at retail of natural gas to industrial, commercial and residential customers within Region V in central Chile. Energas began delivery to customers in central Chile in May 1998 and currently serves almost 34,000 customers. Its 2004 natural gas sales totaled approximately 3.2 Bcf. Energas' facilities used for the distribution at retail of natural gas consist of transportation and distribution lines, meters, valves and pressure and flow controllers.

          Chilquinta Energía does not own or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither Chilquinta Energía nor any of its subsidiary companies is a public utility company operating in the United States of America.

          F. Sempra indirectly holds a 50% interest in Tecnored S.A. ("Tecnored"), a foreign utility company having its business address as follows:

Tecnored S.A. Cerro El Plomo 3819 Parque Industrial de Curauma Placilla, Valparaíso Chile

          Sempra's interest in Tecnored is held indirectly through its indirect wholly owned subsidiary, Inversiones Sempra Chile Holdco Limitada ("Chile Holdco"). The direct and other indirect subsidiaries (none of which is a public utility company) of Sempra through which such interest is held are indicated on Exhibit A to this Annual Report.

          Tecnored owns an electrical generation facility in Casablanca, Region V, Chile that consists of two natural-gas fired combustion engines and two 3.2 megawatt generators. Tecnored sells the electrical output of this facility to its affiliate, Chilquinta Energía and sells the thermal output of the facility to its affiliate Energas. Tecnored also owns forty-two small, mobile diesel and gasoline-fired generators, which it leases to its affiliate Chilquinta Energía for emergency use. Thirty-six of these generators can supply a total of 509 kV of electrical energy, and the remaining eight can supply a total of 220 kV of electrical energy. Tecnored also provides other services to Chilquinta, such as installation, metering and construction related services.

          Tecnored does not own or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither Tecnored nor any of its subsidiary companies is a public utility company operating in the United States of America.

          G. Sempra indirectly holds approximately 37.9% of the equity in Luz del Sur S.A.A. ("Luz"), a foreign utility company having its business address as follows:

Luz del Sur S.A.A. Av. Canaval y Moreyra 380 San Isidro, Lima Perú

          Sempra's primary interest in Luz is held through Peruvian Opportunity Company, S.A.C., a Peruvian company, which in turn owns, directly and indirectly, approximately 75.88% of Luz. Sempra's combined ownership in Luz (through Peruvian Opportunity Company and the other indirect subsidiaries disclosed on Exhibit A) is approximately 37.9%.

          Luz, together with its wholly-owned subsidiary Empresa de Distribucion Electrica de Cañete S.A., primarily derives its income from the transmission and distribution of electric energy for sale to industrial, commercial and residential customers. Specifically, Luz and its subsidiary distribute electricity pursuant to their respective concessions to serve customers in the southern zone of metropolitan Lima, Peru, and the surrounding areas. This service territory comprises an area equivalent to 3,000 square kilometers and Luz serves approximately 749,984 customers. Luz's 2004 energy sales totaled approximately 4,061 GWh. The companies also provide certain services to their customers related to the distribution of electricity.

          Neither Luz nor any of its subsidiary companies owns or derives any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and neither Luz nor any of its subsidiary companies is a public-utility company operating in the United States of America.

          Item 2 - Debt and other Financial Obligations.

          Neither Sempra nor any of its subsidiary companies is subject to recourse for any debt or other financial obligation (through direct or indirect guarantees or otherwise) of Pampeana, Sur, Tecnored, DGN Mexicali, Ecogas or DGN Laguna, other than certain guarantees to support obligations ultimately in favor of the Mexican Energy Regulatory Commission ("CRE") and Gasoducto Bajanorte, S. de R.L. de C.V., a wholly-owned subsidiary of Sempra ("Bajanorte"). The guarantee in favor of Bajanorte has been provided on behalf of DGN Mexicali for purposes of guaranteeing its obligations to Bajanorte for pipeline access on the natural gas pipeline route that comes from the border of the United States of America and Mexico and crosses through northern Baja California and Mexicali west towards Tijuana, Mexico.

          In September 1999, Sempra Energy International US LLC, an indirect subsidiary of Sempra, obtained a $160 million Senior Secured Term Loan from a syndicate of banks to refinance the then existing debt of Chilquinta Energía and to partially fund the acquisition by Sempra of its equity in Chilquinta Energía (the "Senior Secured Loan"). As part of such Senior Secured Term Loan, Sempra agreed to provide credit support to Sempra Energy International US LLC of US$25 million.

          In March of 2001, Sempra Global and PSEG Energy Holdings, a subsidiary of Public Service Enterprise Group, formed Chilquinta Energía Finance Co. LLC, a limited purpose Delaware limited liability company ("Finance Co"). Finance Co issued US$320 million of senior secured notes (the "Refinancing"), the proceeds of which were used to purchase the senior secured loans previously obtained in 1999 by Sempra Energy International US LLC and PSEG Global Funding II LLC. As part of the Refinancing, Sempra agreed to provide credit support to Finance Co of up to US$25 million.

          Item 3 - Service, Sales and Construction Contracts.

          Pursuant to a management fee agreement, during 2004 Sempra received compensation for certain management services provided to Pampeana and Sur in the amount of almost US$1,370,000.

          DGN Mexicali, Ecogas and DGN Laguna have each entered into contracts with subsidiaries of Sempra to provide project management, engineering supervision and contract administration of construction of their respective pipeline systems. The amount of compensation to be paid under the contracts equals the actual labor rates paid to employees of the Sempra contracting subsidiaries together with an amount to cover direct and indirect overhead costs. For 2004, the total amounts invoiced to DGN Mexicali, Ecogas and DGN Laguna for these services were approximately US$124,000, US$156,000 and US$144,000 respectively.

          In addition, during 2004 DGN Mexicali contracted with SoCalGas for gas transportation services. For the year ending December 31, 2004, the aggregate amount invoiced to DGN Mexicali for these gas transportation services totaled approximately $1.6 million.

Exhibit A

Attached as Exhibit A to this Annual Report is an organizational chart showing the relationship of Pampeana, Sur, DGN Mexicali, Ecogas, DGN Laguna, Chilquinta Energía, Tecnored and Luz to Sempra and its system public utility companies.

Signature

The undersigned company has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

March 23, 2005

Sempra Energy

By: /S/ M. Javade Chaudhri
M. Javade Chaudhri, Executive Vice President and General Counsel